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                                                                    EXHIBIT 21

DAMEN FINANCIAL CORPORATION


December 10, 1998

Paul J. Duggan                                         VIA FACSIMILE AND
Jackson Boulevard Capital Management                   REGULAR MAIL
53 W. Jackson Blvd., Suite 400
Chicago, IL  60604

Dear Mr. Duggan:

On December 8, 1998, I received your letter dated December 7, 1998 setting forth your demand to inspect certain records and documents of Damen Financial Corporation (the "Company") concerning its stockholders. As I indicated in my letter to you of December 3, 1998, the Company believes your demand should be treated under Rule 14a-7 of the Rules of the Securities and Exchange Commission.

This Rule directs the Company to provide you within five business days of the receipt of your request certain information, including the Company's determination as to whether it will mail your proxy materials or provide you with certain stockholder information. If the Company elects to provide you with the stockholder information, it will provide you with the information required by Rule 14a-7(a)(2)(ii).

The fifth business day from the receipt of your request is December 15, 1998. The Company will advise you at that time whether it plans to mail your materials or provide you with the information required by Rule 14a-7(a)(2)(ii). If the latter option is chosen, the material will be delivered to your office on December 15, 1998.

I would note that Rule 14a-7(d) directs you to return to the Company any information that the Company provides to you and that Rule 14a-7(e) requires you to reimburse the Company for any reasonable expenses incurred in performing the acts requested pursuant to Paragraph (a) of the Rule. If the Company chooses to comply with Rule 14a-7(a)(2)(ii), it will present you with a bill itemizing its expenses at the time it delivers the Rule 14a-7(a)(2)(ii) material to your office.

The Company will provide you with a copy of its Certificate of Incorporation and Bylaws on December 15, 1998.

Finally, I would note that we have not received from you a copy of your most recent amendment to your Schedule 13D. Rule 13d-7 of the SEC's Rules directs you to file any amendment with the Company at its principal executive offices. Please provide the Company with a copy of the required filing as soon as possible.


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Duggan/December 10, 1998
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If you have any questions with respect to the foregoing, please feel free to call me.

Sincerely,



Janine M. Poronsky
Corporate Secretary